November 6, 2008

Andrew Mew, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

RE:

Holmes Biopharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed April 14, 2008

Form 10-Q for the Period Ended March 31, 2008

Filed August 14, 2008

File No. 0-31129

Dear Mr. Mew,

Holmes Biopharma, Inc. (the “Company”) has received your comment letter dated October 17, 2008.  Due to financial difficulties at the Company, and the associated legal and accounting costs involved in preparing a response, the Company is unable to respond at this time.  The Company anticipates that it will be able to respond on or before January 31, 2009 and requests an extension until that time.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282 or fax 435-673-2127, should you have any questions or concerns regarding this extension of time for our response.

Sincerely,

                                                                                                 /s/ Volker Schatten

Volker Schatten

President